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                                 [LETTERHEAD]


                                                               November 17, 1997



Freeport-McMoRan Inc.
1615 Poydras Street
P. O. Box 61119
New Orleans, Louisiana 70161


Ladies and Gentlemen:

     You have requested our opinion regarding certain U.S. federal income tax consequences to Unitholders of Freeport-McMoRan Resource Partners, Limited Partnership ("FRP") resulting from the formation of Freeport-McMoRan Sulphur Inc. (the "Company"), the contribution of assets by FRP to the Company (the "Contribution"), the distribution of Company stock ("Common Stock") to FRP Partners (the "Distributions"), and the merger of Freeport-McMoRan Inc. ("FTX") into IMC Global Inc. ("IGL") (the "Merger"). Our opinions are based on the current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final and proposed Treasury regulations, administrative positions of the Internal Revenue Service (the "IRS"), and court decisions. All of the foregoing are subject to change, possibly with retroactive effect. Our opinions are also based on our review of the facts, including those facts found in the SEC filings for the Contribution, the Distributions, and the Merger (I.E, the Form S-1 registration statement and accompanying Prospectus, the Form S-4 registration statement and accompanying Joint Proxy Statement and Prospectus, and the Form 10 registration statement and accompanying

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Information Statement) and on certain representations made to us by FTX and
IGL. Terms used in this opinion have the same meanings as the corresponding terms used in the SEC filings, and the term "Unitholders" refers to beneficial owners of publicly traded partnership interests of FRP.

     This opinion does not address all aspects of federal income taxation that may be relevant to a particular Unitholder in light of his personal tax circumstances or all of the tax consequences that may be relevant to certain types of Unitholders (such as foreign FRP Partners, individual retirement accounts, insurance companies, and tax-exempt organizations) subject to special treatment under the federal income tax laws. We also express no opinion on the tax consequences to subsequent purchasers of FRP partnership interests or Company stock and, with regard to Company stock, our opinion is limited to Unitholders who will hold Common Stock as capital assets within the meaning of section 1221 of the Code. Moreover, we express no opinion on the tax consequences of the Contribution, the Distributions, and the Merger under applicable state, local, or foreign tax laws.

     Future legislative or administrative changes or court decisions (which may or may not have retroactive application) could significantly and adversely affect the tax considerations discussed in this opinion. Moreover, our opinions are not binding on the IRS or the courts, and the IRS may disagree with our conclusions. In the event of any such disagreement, our opinion expresses the positions that we believe would prevail if the matters were litigated, although there can be no assurance that the positions expressed below would be upheld in a judicial proceeding.

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                                     FACTS

     FRP is a publicly-traded Delaware limited partnership. Formed in 1986, FRP primarily conducts operations in the phosphate crop nutrients and sulphur industries with some oil and gas operations.

     FRP is engaged in the production, distribution, and sale of phosphate crop nutrients and animal feed ingredients as well as the mining and sale of phosphate rock through IMC-Agrico, a joint venture with IMC Global Inc. ("IGL"). IMC-Agrico is a leading U.S. miner of phosphate rock with 25 million tons of annual capacity and a leading U.S. producer of concentrated phosphates with an annual capacity of approximately four million tons of phosphoric acid. FRP indirectly owns approximately 42 percent of IMC-Agrico through Agrico, L.P. (FRP directly owns 99.8 percent of Agrico, L.P., which in turn owns approximately 42 percent of IMC-Agrico.) Both Agrico, L.P., and IMC-Agrico were formed under the state partnership laws of Delaware. FRP and Agrico, L.P. have a December 31 tax year-end; IMC-Agrico has a June 30 tax year-end.

     FRP's sulphur business consists of the exploration for and mining, transporting, terminalling, and marketing of sulphur in addition to the exploration for, development, and production of oil and gas reserves. Specifically, FRP owns 58.3 percent of Main Pass Block 299. Located offshore Louisiana in the Gulf of Mexico, the Main Pass deposit contains the largest known sulphur reserve in North America. The Main Pass offshore mining complex is the largest structure of its type in the Gulf of Mexico and one of the largest in the world. FRP also owns a

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sulphur mine in Culberson, Texas, which FRP began operating in 1995, after the acquisition of substantially all of Pennzoil Company's domestic sulphur assets. In addition to the Culberson mine, the acquisition also included sulphur terminals and handling facilities in Galveston, Texas, and Tampa, Florida, as well as land and marine transportation equipment and sales and other related commercial contracts and obligations.

     FTX is the administrative managing general partner of FRP and, together with its wholly-owned subsidiary, FMRP Inc., holds partnership units representing an approximate 51.6 percent interest of FRP. The remaining interests of FRP are held by public unitholders and are traded on the New York Stock Exchange. FTX entered into an agreement and plan of merger with IGL on August 26, 1997. IGL, a publicly-traded corporation with a June 30 tax year-end, is one of the world's leading producers of crop nutrients for the international agricultural community and is one of the foremost distributors in the United States of crop nutrients and related products through its retail and wholesale distribution networks.

     In connection with the Merger, FRP formed the Company, a Delaware corporation, in August 1997 to succeed to FRP's sulphur and oil and gas operations. FRP, FTX, and the Company entered into a Contribution and Distribution Agreement on August 26, 1997, in which FRP agreed to contribute to the Company, immediately prior to the Effective Time of the Merger, the assets and liabilities of FRP's sulphur business and oil and gas operations (the "Transferred Businesses") in exchange for all of the equity interests, a single class of common stock, of the Company. Specifically, the Transferred Businesses will include FRP's interest in Main Pass Block 299, as described above, as well as the Culberson mine and other assets that

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FRP acquired from Pennzoil in 1995 but will not include any nonrecourse liabilities. Moreover, in connection with the formation of the Company but prior to the transfer of assets from FRP to the Company, IGL will transfer its 25 percent interest in Main Pass Block 299 (the "IGL Transferred Businesses") to FRP, which FRP will include in its contribution to the Company. Thus, following the Contribution, the Company will own an 83.3 percent interest in the Main Pass operations (with the remaining interest being owned by Homestake Mining Company). IGL's transfer to FRP, along with the transfer of miscellaneous assets from FTX to FRP prior to FRP's contribution to the Company, are pursuant to an Assignment and Assumption Agreement that IGL and FRP agreed to enter into on August 26, 1997.

     Following the Contribution and immediately prior to the Effective Time of the Merger, FRP will distribute all of the shares of Common Stock to FRP Partners in accordance with their respective partnership interests. (FTX's shares will be distributed to FTX stockholders as part of the Merger consideration.) FRP Partners will receive cash in lieu of any fractional share of Common Stock. Each share of Common Stock will include an associated right to purchase one one-hundredth of a share of Freeport Sulphur Participating Preferred Stock, $.01 par value per share (the "Rights"). As a result of the Merger, IGL will replace FTX as FRP's majority owner and has agreed to assume FTX's obligations as administrative managing general partner of FRP.

                                  DISCUSSION

A.   PARTNERSHIP STATUS OF FRP

     The tax consequences of the Contribution, the Distributions, and the Merger depend, in large part, on the classification of FRP as a partnership rather than as an association or publicly

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traded partnership taxable as a corporation for federal income tax purposes.
As a partnership, FRP does not incur federal tax liability; rather, items of partnership income, gain, loss, deduction, and credit flow through to FRP Partners. Furthermore, FRP Partners generally do not recognize gain or loss on the receipt of a distribution from FRP.

     Under general principles of federal income taxation, an unincorporated organization is classified as a partnership if it is not a trust, estate, or corporation. Section 7701(a)(2). FRP is clearly not an estate or trust. Treas. Reg. Section 301.7701-4.

     Historically, Treasury Regulations distinguished between a partnership and an association taxable as a corporation by reference to four corporate characteristics: (1) free transferability of interests, (2) centralization of management, (3) limited liability, and (4) continuity of life. An organization organized as a limited partnership, such as FRP, would not be taxable as a corporation under these regulations unless the organization possessed a preponderance (i.e., three or more) of these four corporate characteristics. Treas. Reg. Section 301.7701-2(a)(3), prior to amendment by T.D. 8697, 61 Fed. Reg. 66584 (1996). In our opinion, based on certain representations of FTX, FRP has lacked a preponderance of the corporate characteristics and thus has been classified properly as a partnership under these regulations.

     Treasury Regulations promulgated in 1996, referred to as the "check-the-box" regulations, generally substitute an elective regime for the four-factor test. Under these regulations, a domestic business entity formed before 1997 that has two or more members and is not organized under a state or federal corporate code generally will have the same classification that it claimed on December 31, 1996, unless it elects otherwise. Treas. Reg. Section 301.7701-3(b)(3),

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as amended by T.D. 8697, 61 Fed. Reg. 66584 (1996). FRP was formed prior to
1997 and claimed partnership status as of December 31, 1996, according to representations made by FTX. Therefore, under the "check-the-box" regulations, it is our opinion that FRP will automatically be considered a partnership for federal tax purposes unless it elects otherwise, which FRP has represented that it will not, or unless FRP were to fail to meet the requirements for exception to the rules that require publicly traded partnerships to be treated as corporations.

     Code section 7704 treats publicly traded partnerships (such as FRP) as corporations for federal income tax purposes, subject to certain exceptions. One exception applies to partnerships whose gross income consists at least 90 percent of qualifying income, including generally income derived from the operations of mineral or natural resource businesses. Code section 7704(c),(d). FTX has represented to us that FRP has satisfied the 90 percent of income test for each year it has been in existence.

     Accordingly, based on these representations, it is our opinion that FRP currently is properly classified for federal income tax purposes as a partnership rather than an association or publicly traded partnership taxable as a corporation. The remainder of this discussion reflects and is based on that opinion. It is our further opinion that FRP will continue to be classified as a partnership for federal income tax purposes after the Distributions so long as it continues to meet the 90 percent of income test and does not elect otherwise. IGL, in its capacity as successor to FTX as administrative managing general partner of FRP, has represented that it will use its best efforts to maintain partnership status by monitoring the qualifying income levels and the activities of FRP in the future.

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B.   CONTRIBUTION OF THE TRANSFERRED BUSINESSES TO THE COMPANY

     In our opinion, for federal income tax purposes, FRP's contribution of the Transferred Businesses to the Company in exchange for newly-issued Common Stock constitutes a contribution of assets to the Company by FRP in exchange for common stock and the assumption of the liabilities of FRP pursuant to Code section 351, which provides that such contributions are generally nontaxable except to the extent that the transferee assumes liabilities of the transferor in excess of the transferor's basis in the assets, requiring gain recognition under Code section 357(c) to that extent. Code sections 351(a), 357(c). FTX has represented that FRP's basis in the assets transferred to the Company (excluding any special basis adjustments) will exceed the liabilities to be assumed by the Company, and based on this representation, it is our opinion that no gain will be recognized pursuant to Code section 357(c). FTX has further represented that the Company will not assume any nonrecourse liabilities of FRP. Accordingly, based on this representation, it is our further opinion that the FRP Partners will recognize no taxable gain pursuant to Code sections 731 and 752, which would treat an FRP Partner's share of the nonrecourse liabilities assumed by the Company as a cash distribution to the Partner.

     The Transferred Businesses will include a 25 percent interest in Main Pass joint venture that IGL will transfer to FRP immediately before the Contribution by FRP to the Company (the "IGL Transferred Businesses"). While the appropriate treatment of the transfer of the IGL Transferred Businesses from IGL to FRP is not clear, we believe it likely that FRP will recognize taxable gain on that receipt in an amount equal to the value of the IGL Transferred Businesses,

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which FTX estimates to be worth less than 15 percent of the total value of the Transferred Businesses.

C.   STOCKHOLDERS' RIGHTS PLAN

     Based on a published IRS ruling, it is our opinion that the Company's adoption of the Rights Plan will not constitute the distribution of stock or other property by the Company to its stockholders, an exchange of property or stock (either taxable or nontaxable), or any other event giving rise to the realization of gross income by FRP or the FRP Partners on the receipt of the Rights. Rev. Rul. 90-11, 1990-1 C.B. 10. The ruling does not address the federal income tax consequences of any redemption of the Rights or any transaction involving the Rights subsequent to a triggering event, and we express no opinion on the federal income tax consequences of such events or transactions.

D.   DISTRIBUTION OF COMPANY COMMON STOCK

     In our opinion, the distribution by FRP of all of the outstanding shares of Common Stock to the FRP Partners constitutes a distribution of property from a partnership to its partners pursuant to Code section 731, which provides generally that such distributions are not taxable. Code section 731(c), however, requires that gain be recognized on certain partnership distributions of marketable securities to the extent that the value of the securities exceeds the partner's basis in his partnership interest. The marketable securities rule, however, is subject to an exception contained in the Treasury Regulations for securities that are acquired by a partnership in a nonrecognition transaction. Treas. Reg. Section 1.731-2(d)(1)(ii). For this exception to apply, the value of the money and marketable securities transferred by FRP to the Company

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must be less than 20 percent of the value of all the assets transferred by
FRP to the Company. Accordingly, unless the amount of marketable securities, if any, and money acquired by the Company from FRP were to be determined to exceed 20 percent of the value of all of the assets acquired by the Company from FRP, it is our opinion that the distribution will constitute a nontaxable distribution of property to the FRP Partners. FTX does not anticipate that the amount of marketable securities, if any, and money acquired by the Company from FRP will exceed the 20 percent limitation, and the remainder of our opinion is premised on that expectation. If the 20 percent limitation were not to be met, FTX anticipates that each FRP Partner would have either sufficient basis in his FRP partnership interest to prevent the recognition of gain or available suspended passive activity losses to offset any recognized gain. SEE Suspended Losses.

     In our opinion, FRP Partners who receive cash in lieu of fractional shares will be treated as having received and then sold the fractional shares in a taxable transaction. SEE Rev. Rul. 66-365, 1966-2 C.B. 116; Rev. Proc. 77-41, 1977-2 C.B. 574.

E. BASIS OF THE TRANSFERRED BUSINESSES TO THE COMPANY; BASIS AND HOLDING PERIOD OF COMPANY COMMON STOCK TO FRP PARTNERS

     It is our opinion that the basis of the Common Stock that the FRP Partners receive in the Distributions will be determined by reference to the basis of the shares in the hands of FRP, which will be determined by reference to the basis of the Transferred Businesses. Code sections 358(a)(1) and 732(a)(1). Similarly, the holding period of the Common Stock in the hands of the FRP Partners will be determined by the period for which the Transferred Businesses have been

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held by FRP (and not the period for which the FRP Partners have held their interests in FRP). Code sections 735(b) and 1223(1).

     BASIS OF THE TRANSFERRED BUSINESSES TO THE COMPANY. In our opinion, the Company's acquisition of the Transferred Businesses from FRP will not result in the recognition of gain or loss to the Company, and the Company's adjusted tax basis in the Transferred Businesses will equal the adjusted tax basis of those assets in the hands of FRP. Code sections 351, 362(a). The adjusted tax basis of the assets contributed to the Company will both determine the amount of future deductions attributable to those assets (which will reduce the amount of the Company's income subject to tax) and will determine the basis of the Common Stock received by FRP and distributed to FRP Partners. The computation of the Company's adjusted tax basis in the assets it receives will depend in part on determinations of the adjusted tax basis of assets contributed to or acquired by FRP prior to the formation of the Company and the accuracy of subsequent adjustments to that basis to reflect capital expenditures, depletion, depreciation, or amortization. The technical rules governing the computation of the adjusted tax basis of partnership assets are extremely complex, and FRP cannot be certain that the manner in which it has computed the adjusted tax basis of the assets it will transfer to the Company will be respected by the IRS. Those basis adjustments are further complicated by the fact that FRP has elected to make the "special basis adjustments" permitted by Code section 754 that have been made to increase the basis of FRP's assets to reflect the price at which FRP Partners have purchased their interests in FRP. It is our opinion that, while there is no currently effective authority on point and the matter is uncertain, these special basis adjustments should be available to be taken into account in

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determining the basis of both the assets contributed to the Company and the basis of the Common Stock distributed to FRP Partners. SEE Prop. Treas. Reg.
Section 1.743-2, 62 Fed. Reg. 55768, 55771 (Oct. 28, 1997) (proposed to be effective for transfers on or after the date final regulations are issued).

     BASIS AND HOLDING PERIOD OF THE SHARES RECEIVED BY FRP PARTNERS. In our opinion, in general, the basis and holding period of the Common Stock received by FRP upon the transfer of assets to the Company will be the same as the basis and holding period of the assets previously held by FRP; and the basis and holding period of each FRP Partner in the Common Stock distributed to such Partner will be the same to the Partner as to FRP (unless the basis of the FRP Partner in his FRP partnership interest is less than FRP's basis in those shares). Code sections 358(a)(1), 732(a)(1), 735(b), 1223(1). An FRP
Partner must reduce its basis in the FRP partnership interest by the amount of the basis of the Common Stock received. Code sections 705 and 733.

     The IRS has required in its Revenue Rulings that the basis and holding period of stock received by a stockholder in exchange for multiple assets contributed to a corporation in a nonrecognition transaction be split to reflect the basis and holding period of the various assets transferred. Rev. Rul. 84-111, 1984-2 C.B. 88; Rev. Rul. 85-164, 1985-2 C.B. 117. This approach appears intended to require that the basis and holding period of the portion of the shares attributable to capital assets (and assets used in a trade or business within the meaning of Code Section 1231) be reflected separately from the portion attributable to inventory and other non-capital assets. As noted above, FRP has maintained "special basis adjustments" for FRP Partners

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in the Transferred Businesses to reflect the price at which each FRP Partner acquired his FRP partnership interests. FRP has represented to us that it intends to implement the "split basis" allocation by determining the basis of the shares distributed to each FRP Partner (and the portion attributable to different categories of assets with different holding periods) by reference to both that Partner's share of FRP's common basis and the special basis adjustment previously maintained for each Partner in the Transferred Businesses. FRP has also represented to us that it intends to report that basis as well as its calculations of the holding periods to each Partner with the custom tax information provided to FRP Partners for FRP's tax year that will end on the date of the Merger. We are of the opinion that this approach is consistent with the purposes of both the partnership special basis adjustment provisions and the "split" basis and holding period rulings, but there is no authority bearing on the question and we are unable to opine that the specific methodology adopted by FRP would be sustained were IRS to assert a different approach.

F.   SUSPENDED LOSSES

     Currently, an individual Unitholder's ability to deduct his share of FRP's losses and deductions is subject to the passive activity loss limitation of Code section 469 (as well as certain other limitations). The passive activity loss limitation applies to individuals, estates, trusts, personal service corporations, certain closely held corporations, and affiliated groups of these corporations. Code section 469(a)(2). The passive activity loss rules are highly complex, and there is no authority addressing the passive activity loss consequences of a distribution by a publicly traded partnership of corporate stock representing a portion of the business activity

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previously conducted by the partnership. Based on the legislative history of the passive activity loss rules, it is our opinion that individual Unitholders who recognize gain on the receipt of cash in lieu of fractional shares may deduct suspended passive activity losses from FRP to that extent, but any remaining suspended passive activity losses may not be deducted by reason of the distribution beyond the gain recognized. S. Rep. No. 99-313, 99th Cong. 2d Sess. at 719 n.7 (1986).

     It is also our opinion that individual Unitholders may deduct their suspended passive activity losses when they have disposed of both their FRP partnership interests and their Common Stock in fully taxable transactions, but other aspects of the passive activity loss rules after the distribution are less certain. ID. at 725-727, Code section 469(k)(3). For example, the extent to which passive activity losses may be deducted against gains recognized upon the sale of Common Stock by a Unitholder who continues to hold FRP partnership interests, or against gains recognized upon the sale of FRP partnership interests by a Unitholder who continues to hold Common Stock, is not clear. The legislative history of the passive activity loss rules and Treasury Regulations indicate that a Unitholder cannot deduct suspended passive activity losses from FRP when he receives dividends from Common Stock. S. Rep. No. 99-313, 99th Cong. 2d Sess. at 727 n.13 (1986); SEE ALSO Treas. Reg. Section 1.469-1(f)(4)(iii), Example (5).

G.   TAX TREATMENT OF FRP AND COMPANY INCOME OR LOSS

     Because FRP is characterized as a partnership for federal income tax purposes, each FRP Partner currently is required to take into account his share of the income, gain, loss, and deductions generated by FRP's business. Code section 701. For 1997, the income, gain, loss, or

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deductions generated by the Transferred Businesses will be allocated to the
FRP Partners through the date they are transferred to the Company. Thereafter, the income from the Transferred Businesses will be realized by the Company and will become subject to the federal corporate income tax. Code section 11(a).

H.   DISTRIBUTIONS FROM THE COMPANY

     In our opinion, distributions of cash or other property by the Company with respect to its Common Stock will be dividends to the extent they represent current or accumulated earnings and profits as determined for federal income tax purposes. Code sections 301(c),316. To the extent that a distribution exceeds the Company's earnings and profits, it will be treated first as a nontaxable return of capital to a stockholder and then as capital gain. Code section 301(c). Dividends received by corporate holders may be eligible for the corporate dividends received deduction, subject to the conditions and limitations applicable to the deduction, and in certain circumstances may be extraordinary dividends within the meaning of Code section 1059. Code section 243.

I.   SALE OR EXCHANGE OF COMMON STOCK

     It is our opinion that, in general, any gain or loss from the sale or exchange of Common Stock will be characterized as capital gain or loss. Code section 1221. The gain or loss will be measured by the difference between the amount realized on the sale and the stockholder's adjusted tax basis in the Common Stock. Code section 1001(a). An individual stockholder's capital gain generally will be taxed at a maximum rate of 20 percent (10 percent for individuals in the 15 percent tax bracket) if the stockholder has owned the Common Stock for more than 18

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months at the time of the sale and at a maximum rate of 28 percent if the stockholder has owned the Common Stock for more than 12 months but not more than 18 months at the time of the sale. Code section 1(h).

J.   TAX IMPLICATIONS OF THE MERGER TO FRP

     The merger of FTX (FRP's majority owner and administrative managing general partner) into IGL after the distribution of Common Stock to FRP Partners will result in a constructive termination of FRP under Code section 708 because FTX owns more than fifty percent of FRP. Code section 708(b)(1)(B). Under recently issued regulations, FRP's assets and liabilities will be deemed contributed to a newly constituted partnership, the interests in which will be deemed to be distributed to FRP Partners, including IGL (the new majority owner and administrative managing general partner), in a constructive liquidation of the partnership in which FTX held more than fifty percent. Treas. Reg. Section 1.708-1(b)(1)(iv). In our opinion, the termination will not result in the recognition of gain or loss by the FRP Partners.

     The termination will result, however, in the closing of FRP's taxable year and the need for the newly constituted partnership to make new elections for federal tax purposes. Code section 706(c)(1), Treas. Reg. Section 1.708-1(b)(1)(iii). Moreover, it is our opinion that the termination will result in an early closing with respect to FRP of IMC-Agrico's taxable year which would otherwise close on June 30, 1998. Code section 706(c)(2)(A), Treas. Reg. Section 1.708-1(b)(1)(ii); SEE ALSO Treas. Reg. Section 1.706-1(c)(2)(ii). As a result, assuming that the Effective Time is in 1997, FRP Partners will be required to report in 1997 their shares of IMC-Agrico's income, gain, loss and deductions both for the period from July 1, 1996 to June 30, 1997 (which would be

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reported during 1997 to FRP and to FRP's Partners regardless of the Merger)
and for the period between June 30, 1997 and the Effective Time of the Merger (which would otherwise be reported in 1998).

     In addition, because IGL will own more than fifty percent of FRP, the Merger will result in a change of FRP's taxable year from a calendar year-end to a June 30 fiscal year-end. Code section 706(b). As a result, FRP Partners that are calendar-year taxpayers will report in 1998 their share of FRP's income or loss for less than one year, from the Effective Time of the Merger through June 30, 1998. For each tax year thereafter, their inclusion of FRP income will include their share of gains or losses earned from July 1 of the prior year through June 30 of the current year, assuming that IGL maintains a June 30 tax year-end and continues to be the majority partner of FRP.

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                                   *    *    *    *

     We consent to the use of this opinion as an exhibit to the Form 10 registration statement and to the references to us in the Information Statement annexed to the Form 10 registration statement.

                                       Very truly yours,

                                       MILLER & CHEVALIER, Chartered



                                       By: /s/ David B. Cubeta